Filed by RhythmOne plc

This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: YuMe, Inc.

Commission File Number: 001-36039

Date: September 5, 2017

RHYTHMONE PLC TO ACQUIRE YUME, INC. AND CONSOLIDATION OF SHARE CAPITAL

London, England and San Francisco, USA – 5 September 2017 – RhythmOne plc (LSE AIM: RTHM, “Company” or “RhythmOne”) today announces that it has entered into a definitive agreement with YuMe, Inc. (“YuMe”), a publicly-traded company listed on the New York Stock Exchange, to acquire all of its issued and to be issued share capital for a total consideration of approximately US$185m based on current exchange rates (the “Acquisition”), with consideration provided approximately one-third in cash and approximately two-thirds in shares. The approximately US$185m total consideration is based on 34.7m shares in YuMe in issue as at 31 August 2017 (being the latest practicable date prior to the publication of this announcement). The Acquisition is expected to close in the first calendar quarter of 2018.

Strategically, the Company believes the Acquisition will result in a combined entity with a complete end-to-end platform in one of the fastest growing segments of the industry, with the resources, relationships and talent to drive earnings growth both organically and through other potential acquisitions.

The Company will hold a general meeting on 25 September 2017 at 10.00 a.m., amongst other things to: (i) approve a consolidation of its share capital; and (ii) grant the directors of the Company (the “Directors”) authority to issue shares as part consideration for the Acquisition (the “General Meeting”). A circular (containing a notice convening the General Meeting) is expected to be posted to the shareholders of the Company (the “Shareholders”) on 7 September 2017 (the “Circular”).

Commenting on the Acquisition, Raj Chellaraj, Chairman of RhythmOne, said:

“The acquisition of YuMe perfectly aligns with the Company’s mission to create a unified marketplace that is efficient and effective for advertisers. YuMe’s demand-side strengths and innovation in video advertising complement the programmatic platform that RhythmOne has built over the last three years. The combined offering and the scale it will bring, both commercial and financial, will offer real differentiation in the marketplace. I am confident that this transaction will serve to drive value for shareholders and partners alike, and represents a strong strategic move for the Company.”

Commenting on the Acquisition, Ted Hastings, CEO of RhythmOne, said:

“Acquiring YuMe accelerates RhythmOne’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. Through YuMe, RhythmOne gains access to premium video supply including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. We believe this combination will give RhythmOne the resources, relationships and talent to drive value for its shareholders, and a true return on investment.”

Commenting on the Acquisition, Paul Porrini, CEO of YuMe, said:

“The future of brand advertising is connected; connecting buyers to premium inventory, connecting screens to deliver unified cross-screen campaigns, connecting campaigns to brand objectives and most importantly, connecting the best technologies to each other to deliver a sum that is greater than its parts. We are proud of the business we have built at YuMe, and our success in delivering innovative technologies that have helped our clients achieve their marketing goals. Together, RhythmOne and YuMe have an opportunity to transform digital advertising with an adaptive platform that connects premium demand and supply with efficiency and performance at its core.”

Background to and reasons for the Acquisition

The board of Directors (the “Board”) believes that the online advertising industry is likely to consolidate to keep up with the ever changing and demanding requirements of both the supply-and-demand sides of the industry, which have led to a contraction in market valuations of public and private companies. The Directors have identified a window of opportunity to lead such a consolidation and build a platform with the relevant marketplace capabilities that would provide advertisers with a credible, scaled and sustainable alternative to entrenched players in the industry. The combination of RhythmOne and YuMe will bring together demand-side and supply-side strengths in the fast growing segments of mobile, video, connected TV and programmatic trading.

YuMe’s strengths lie in demand-side software and services used by brands, agencies and trading platforms, a robust, first-party data management and targeting platform and global programmatic capabilities. The Company’s strengths are primarily focused on the supply-side, as well as programmatic platform capabilities represented by its multi-channel, multi-format ad exchange, whereby advertisers and agencies can reach targeted, engaged audiences at scale. The Directors believe that YuMe’s strong relationships with agencies and brands and its demand side platform complement the Company’s robust, unified programmatic platform and demonstrated successful history of growth through strategic acquisitions.

Broader platform

The Acquisition accelerates the Company’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale. With the acquisition of YuMe, the Company gains access to a leading data driven marketing platform, premium inventory, unique consumer insights, cross-screen targeting technology and established demand relationships.

Greater volume, controlled inventory and premium demand

From a volume standpoint, the Acquisition will increase the Company’s access to mobile, desktop and connected TV video inventory, augmenting the relative attractiveness of its platform to brand advertisers. Through its video supply footprint, YuMe currently sees over 150m unique US viewers and over 250m unique viewers globally. The majority of ad impressions are served via YuMe’s audience-aware software development kit.

In addition to high-quality video inventory, YuMe provides premium demand on connected TV as a supply channel, which will be a new supply category for the Company. YuMe has been a connected TV leader with almost six years of experience in connected TV that includes over 500 campaigns run to date through this medium.

Both video and connected TV inventory are expected to improve scale and reach benefiting the overall economic effects realised through the Company’s platform. Global brands have shown a particular appetite for advertising campaigns, such as connected TV, which can supplement the flagging effectiveness of broadcast television. In addition, the Acquisition will add premium brand advertising demand, generated through established, long-term relationships with agencies and brands, which the Directors believe will have a positive effect on fill rate achieved by the Company’s platform.

The Directors believe that, as a result of the Acquisition, the Company will be a more attractive alternative to the largest networks and exchanges, represented by companies such as Google and Facebook.

Proven team and R&D capability

YuMe has an experienced executive team, and is expected to add significant sales, engineering, product and operational expertise to the combined enterprise. Moreover, YuMe has an India-based technology development and ad operations centre, which adds a significant competitive advantage in terms of product innovation and a streamlined operational expenditure structure.

Critical and financial scale

The Company’s strategy is to build a unified programmatic platform with unique audiences of differentiated quality at scale. The Acquisition directly advances this objective through the addition of premium mobile, video and connected TV inventory onto the platform, and further builds on the increased scale of supply that resulted from the acquisitions of Perk Inc. in January 2017 and RadiumOne, Inc. in June 2017.

The Directors believe that the industry will consolidate and the Acquisition allows the Company to stay ahead of the industry trend and to build critical and financial scale.

The Acquisition will deliver cost synergies

The enlarged group is envisaged to benefit from a strong balance sheet, revenue growth and demonstrated EBITDA generation.

The Company believes that the Acquisition represents an attractive opportunity to achieve savings of approximately US$10-12m per annum (before tax) across the combined businesses from, inter alia; functional redundancies as a combined entity, duplicative vendor relationships and public company costs, with associated one-off costs of no greater than US$1m. There may also be potential for revenue synergies.

Following the Acquisition, the consolidated shares, being ordinary shares of £0.10 each in the capital of the Company (the “Consolidated Shares”), will need to be registered with the US Securities and Exchange Commission (“SEC”) and the Company will be subject to some new costs associated with its SEC reporting obligations. Further details are set out below under the heading ‘Registration of Consolidated Shares with the SEC’.

Information on YuMe

YuMe is a proven partner for video advertising leadership and innovation. YuMe provides programmatic brand solutions with data-driven audience insights that empower brand advertisers to engage and influence their most promising audiences and increase engagement and sales. YuMe extends data-driven audiences to any TV or digital screen. Programmatic, audience-based technologies combine with unrelenting service to help brand advertisers engage audiences wherever they interact with content that matches their needs and interests. Established in 2004, YuMe is headquartered in Redwood City, California, with over 450 employees worldwide.

As per YuMe’s US GAAP consolidated financial statements for the year ended 31 December 2016, YuMe generated revenues of US$160.4m, adjusted EBITDA* of US$10.9m and a net loss of US$7.7m.

Through the three-month period ended 30 June 2017, YuMe generated US$42.8m in revenue and US$7.6m in adjusted EBITDA*, and net income of US$4.4m, while in the three-month period ended March 2017 YuMe generated revenue of US$36.5m and adjusted EBITDA* of US$4.3m and net income of US$1.2m.

As at 30 June 2017, YuMe reported total assets of US$143m.

Financial and other effects of the Acquisition

The Acquisition is anticipated to be materially accretive to the Company in the financial year ending 31 March 2019, being the first full year of ownership.

Increased scale is likely to improve gross margin as a result of operational gearing.

Summary of key terms of the Acquisition

Pursuant to the terms of the Agreement each YuMe stockholder (the “YuMe Stockholder”) will be entitled to receive US$5.25 per share held by them on the following basis:

•	US$1.70 (approximately £1.32) in cash; and

•	0.7325 Consolidated Shares, representing US$3.55 (approximately £2.75). In calculating the number of Consolidated Shares to be issued, a figure of 37.5 pence per Existing Share (as defined below) has been used.

Following the closing of the Acquisition (which is expected to be in the first calendar quarter of 2018) (the “Closing”), two representatives appointed by the YuMe Stockholders (the “YuMe Nominees”), will be appointed to the Board. The YuMe Nominees will be subject to prior approval and acceptance by the Board acting reasonably. It is anticipated that Eric Singer, current chairman of YuMe, will assume the role of chairman of the combined entity. Raj Chellaraj, current chairman of RhythmOne has announced his intention to step down from the Board immediately after Closing. Commenting on Raj Chellaraj’s intention to step down from the Board, Ted Hastings, CEO of the Company, said: “the Board would like to thank Raj for his leadership during the last three years and wish him the best”. Further announcements will be made as appropriate

Certain YuMe Stockholders (including each director and senior officer of YuMe) and each of their respective affiliates (the “Locked-up Stockholders”), who between them hold approximately 31.6% of the issued YuMe shares (the “YuMe Shares”), have each signed a tender and support agreement agreeing to tender the YuMe Shares held by such Locked-up Stockholders in the exchange offer to be made to effect the Acquisition (the “Exchange Offer”). In addition, each such Locked-up Stockholder has agreed that from Closing until the date that is six months thereafter, he, she or it will not offer, sell, grant any option to purchase or otherwise dispose of any Consolidated Shares received by such Locked-up Stockholder pursuant to the Acquisition.

Vested or unvested options to acquire YuMe Shares that are outstanding immediately prior to Closing and not exercised and are in the money, and unvested restricted stock units that are outstanding immediately prior to Closing, will be cancelled and the Company will grant replacement awards on substantially the same terms and conditions as were applicable immediately prior to Closing.

The Acquisition is conditional on YuMe Stockholders tendering at least a majority of the issued and outstanding YuMe Shares and YuMe having at least US$32m in cash and cash equivalents at the closing of the Exchange Offer. The Acquisition is also subject to other conditions customary for transactions of this nature and requires clearance by the relevant competition authority, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Given that the Consolidated Shares to be issued by the Company will be issued primarily to YuMe Stockholders resident in the US, the Company will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC. Further details of this are set out below. The Company and YuMe expect to close the Acquisition in the first calendar quarter of 2018.

The Agreement contains provisions whereby a termination fee of US$5,536,790 (equating to approximately 3% of the of the transaction value) would be payable by YuMe to the Company if the Agreement is terminated under certain circumstances.

The boards of directors of RhythmOne and YuMe have each unanimously approved the Acquisition. YuMe’s board of directors has also recommended that YuMe Stockholders vote in favour of the Acquisition. The Company will call a General Meeting, at which the Company will seek approval (amongst other things) to: (i) consolidate every 10 ordinary shares of £0.01 each into one Consolidated Share; and (ii) allow the Directors to issue up to 30,000,000 Consolidated Shares to close the Acquisition. A further announcement will be made when the notice of General Meeting is dispatched, which is expected to be on 7 September 2017.

Registration of Consolidated Shares with the SEC

Registration statement

Due to the number of YuMe Stockholders who will receive Consolidated Shares on Closing, the Company is required to register the Consolidated Shares under the US Securities Act of 1933, as amended, by filing, once available, a registration statement on Form F-4 with the SEC.

Ongoing obligations

Upon Closing, the Company will be subject to certain disclosure obligations under US securities laws. The following is a description of the general disclosure obligations of public companies under US securities laws as such laws and rules exist as of the date of this announcement.

Under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), for so long as the Company continues to qualify as a “foreign private issuer,” it will be required to file publicly, with the SEC, annual reports on Form 20-F within four months of the end of the Company’s fiscal year covered by the report. As a foreign private issuer, the Company will also be required to file publicly with the SEC on Form 6-K material information that it makes or is required to make public pursuant to English law, files or is required to file by the AIM Rules or is otherwise distributed or required to be distributed to the Shareholders.

Following Closing, the Company may cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of the Company registered or required to be registered under the Exchange Act, the Company would no longer be required to file annual reports or other information with the SEC. The ability to cease being a reporting company under US securities laws will depend on a number of factors including, amongst other things, the number of US record holders of the Company after the Acquisition and trading volumes of the Consolidated Shares in the United States. Conversely, if 50% or more of the Consolidated Shares are held in the US the Company will no longer qualify as a ‘foreign private issuer’ and will be subject to reporting requirements prescribed for a domestic US company.

Share consolidation

The Company is proposing that every 10 issued ordinary shares of £0.01 each in the capital of the Company (the “Existing Shares”) held at 6.00 p.m. on the date of the General Meeting be consolidated into one Consolidated Share in order to reduce the number of shares in issue and to ensure that the Company’s shares are traded at a figure that is reasonable.

The Consolidated Shares will continue to carry the same rights and benefits as those attached to the Existing Shares and the proportion of ordinary shares of the Company held by each Shareholder immediately before the Consolidation will, save for fractional entitlements (which are discussed further below), be the same as the proportion of Consolidated Shares held by each Shareholder immediately thereafter.

Application will be made for the Consolidated Shares to be admitted to trading on AIM. Dealings in the Existing Shares will cease at 4.30 p.m. on the date of the General Meeting and dealings in the Consolidated Shares are expected to commence the following day.

If the consolidation is approved, the Consolidated Shares will have a new SEDOL code which will be BYW0RC6 and a new ISIN which will be GB00BYW0RC64. The new SEDOL and new ISIN will become effective only if the resolution to consolidate the Existing Shares is passed. The Company’s TIDM (or ‘Ticker’, as it is generally known), ‘RTHM’, will remain unchanged.

In the event that the number of Existing Shares attributable to a Shareholder is not exactly divisible by 10, the Consolidation will generate an entitlement to a fraction of a Consolidated Share.

In order to deal with the fractional entitlement, the Board proposes to amend the articles of association of the Company to allow it to sell the shares representing the fractions on behalf of the selling Shareholder for the best price reasonably obtained to any person (including the Company) and distribute the proceeds of sale, in due proportion, among those selling Shareholders. In the event that the net proceeds of sale attributable to a selling Shareholder amount to £5.00 or less, the Directors are of the view that, as a result of the disproportionate costs involved in distributing small sums to Shareholders, it would not be in the best interests of the Company to distribute such proceeds of sale, which instead will be retained for the benefit of the Company.

In order to deal with any final fractions, the Company will enter into an off-market buyback agreement (the “Off-market Buyback Agreement”). The Off-market Buyback Agreement will also deal with the buyback by the Company of the deferred share created when the Company reduced its capital earlier this year. A pro-forma copy of this agreement will be available for inspection at the Company’s registered office from the date of the dispatch of the Circular up to and including the date of the General Meeting, and will be available for inspection at the General Meeting.

In respect of a Shareholder who holds less than 10 Existing Shares, the Company is only responsible for dealing with fractional entitlements of registered holdings. Shareholders whose ordinary shares in the Company are held via nominee accounts will have any fractional entitlements administered by the stockbroker or nominee in whose account the relevant Existing Shares of the Company are held.

Assuming approval of the Consolidation, the issued share capital of the Company following the passing of the resolution to consolidate the 495,654,349 Existing Shares outstanding as at 4 September 2017 (being the latest practicable date prior to the publication of this announcement) is expected to comprise approximately 49,565,430 Consolidated Shares.

The entitlements to Existing Shares of share options or other instruments convertible into Existing Shares will be adjusted in accordance with their terms to reflect the consolidation.

Application will be made for the simultaneous cancellation of the Existing Shares from CREST and admission of the Consolidated Shares to CREST and trading on AIM. The Consolidated Shares may thereafter be held and transferred by means of CREST. It is expected that Consolidated Shares which are held in uncertificated form will be credited to the relevant CREST accounts on 26 September 2017 and admitted to trading on AIM on the same day.

Definitive share certificates in respect of those Consolidated Shares which will be held by Shareholders who currently hold their Existing Shares in certificated form are expected to be dispatched to relevant Shareholders on or around 3 October 2017. Share certificates in respect of Existing Shares will cease to be valid on 26 September 2017 and, pending delivery of share certificates in respect of Consolidated Shares, transfers will be certified against the register.

If the resolution to consolidate the Existing Shares is not passed, the Shareholders will retain their existing shareholding in the Company and the number of shares proposed to be allotted for the Acquisition will increase (although the nominal amount will remain the same).

Letter of intent

The Company has received a non-binding letter of intent from Toscafund Asset Management LLP relating to 145,246,051 Existing Shares representing approximately 29 per cent. of the issued share capital of the Company on 4 September 2017 (being the latest practicable date prior to this announcement) stating its intention to exercise, or procure the exercise, of all of the voting rights attaching to such Existing Shares in favour of the resolutions at the General Meeting.

Certain information contained in this announcement would have constituted inside information (as defined by Article 7 of Regulation (EU) No 596/2014) prior to its release as part of this announcement.

Adjusted EBITDA

*adjusted EBITDA is a non-GAAP financial measure which is not necessarily comparable to non-GAAP information of other companies.

The Company calculates its adjusted EBITDA as statutory profit/(loss), adjusted to exclude income taxes, net finance income and expense, depreciation and amortisation, share based payments expense and exceptional costs. The Company believes that this measure is a useful supplemental metric as it provides an indication of the results generated by the Company’s principal business activities prior to consideration of how the results are impacted by non-recurring costs, how the results are taxed in various jurisdictions, or how the results are affected by the accounting standards associated with the group’s share based payment expense.

YuMe calculates its adjusted EBITDA as net income (loss), adjusted to exclude income taxes, interest expense, depreciation and amortisation, stock-based compensation and non-recurring proxy contest, asset impairment and restructuring expenses. YuMe believes that adjusted EBITDA provides useful information to investors in understanding and evaluating its operating results in the same manner as management.

Non-GAAP information should not be viewed as a substitute for, or superior to, profit (loss)/net income prepared in accordance with GAAP as a measure of profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made.

About RhythmOne

RhythmOne is a technology-enabled digital media company that connects online audiences with brands through premium content across devices. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising, and content formats. Through its fully integrated programmatic platform, RhythmMax, the Company offers digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s goal is to maximize the return on advertising spend and provide the most efficient and effective marketplace for digital advertising. The Company is headquartered in San Francisco, United States with offices in the US, UK and Canada. For more information, please visit www.rhythmone.com.

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Charles Palmer

FTI Consulting LLP

+44 20 3727 1000

Financial Adviser, Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Lorna Tilbian /

Michael Wharton / Toby Adcock

Numis +44 20 7260 1000

Numis Securities Limited (“Numis”) which is authorised and regulated in the United Kingdom by the Financial Conduct Authority is acting for the Company and no one else as nominated advisor and UK broker and financial advisor only and will not afford the protections afforded to clients of Numis to any other person. To the fullest extent permitted by law Numis expressly disclaims any liability whatsoever arising out its role and/or of the contents of this announcement to any person other than the Company.

Additional Information and Where to Find It

The Exchange Offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), will file with the SEC.

RhythmOne and the Purchaser plan to file a tender offer statement on Schedule TO, together with other related Exchange Offer documents, including a letter of transmittal, in connection with the offer, YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe Stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe Stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.comor YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

APPENDIX

EXPECTED TIMETABLE OF EVENTS

Date of the Agreement	5 September 2017

Circulation of notice of General Meeting to Shareholders	7 September 2017

General Meeting	10.00 a.m. on 25 September 2017

Closing of the Acquisition	First calendar quarter of 2018

Dates included in this timetable may be updated by the Circular which is expected to be posted to the Shareholders on 7 September 2017.

All references to time in this announcement are to London time unless otherwise stated.